AM 11-25-03



03053526

SECURIT[illegible] [illegible]MMISSION
[illegible]gton, D.C. 20549

SD 11/25/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16335

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/28/02 (MM/DD/YY) AND ENDING 9/26/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
NOV 25 2003
526

NAME OF BROKER-DEALER:

Ameritrade, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4211 South 102nd Street
(No. and Street)

Omaha (City) Nebraska (State) 68127-1031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. MacDonald (402) 331-7856
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. MacDonald swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritrade, Inc. , as of September 26, 2003, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Name

Chief Financial Officer

Title


GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ameritrade, Inc.


SEC MAIL PROCESSING
NOV 2 5 2003
WASH. D.C.

Statement of Financial Condition as of September 26, 2003, Independent Auditors' Report, and Independent Auditors' Supplemental Report on Internal Control

Filed in Accordance with Rule 17a-5(e)(3) as a ***PUBLIC DOCUMENT***

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

Ameritrade, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Ameritrade, Inc. (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 26, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ameritrade, Inc. at September 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 18, 2003

AMERITRADE, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 26, 2003

ASSETS

Cash and Cash Equivalents	$ 31,852,287
Cash and Investments Segregated in Compliance with Federal and Other Regulations	7,885,595,649
Securities Borrowed	2,817,971,497
Receivables from Brokers, Dealers, and Clearing Organizations	100,210,084
Receivables from Customers and Correspondents - Net of allowance for doubtful accounts of $6,150,307	2,201,691,339
Goodwill	650,560,968
Acquired Intangible Assets - Net of accumulated amortization of $10,917,945	238,146,577
Other Assets	17,965,707
Total Assets	$13,943,994,108

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables to Brokers, Dealers, and Clearing Organizations	$ 50,785,605
Payables to Customers and Correspondents	9,611,651,428
Securities Loaned	3,091,388,925
Accounts Payable and Accrued Liabilities	28,723,004
Due to Affiliates	1,604,180
Deferred Income Taxes	93,431,681
Total Liabilities	12,877,584,823
Stockholder's Equity:	
Common Stock, $10 par value, 20,000 shares authorized; 9,947 shares issued and outstanding	99,470
Additional Paid-in Capital	934,307,884
Retained Earnings	132,001,931
Total Stockholder's Equity	1,066,409,285
Total Liabilities and Stockholder's Equity	$13,943,994,108

See notes to statement of financial condition.

AMERITRADE, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 26, 2003

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritrade, Inc. (the "Corporation") is a wholly-owned subsidiary of Ameritrade Holding Corporation (the "Parent Company"). The Corporation is a broker-dealer that provides trade execution and clearing services to clients and correspondent broker-dealers. The Corporation is required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the various securities exchanges in which it maintains membership.

The Corporation reports on a fifty-two/fifty-three week year. Fiscal year 2003 contained fifty-two weeks.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Receivables from customers and correspondents include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected in the accompanying financial statements.

Client securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

The Corporation reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. The Corporation evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount.

The Corporation tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Corporation utilizes quoted market prices for the Parent Company's common stock.

Depreciation on property and equipment is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Corporation files a consolidated income tax return with the Parent Company on a calendar year basis. The Corporation is allocated income taxes determined on a separate entity basis. Deferred income taxes are provided for temporary differences between financial statement income and taxable income. The principal temporary differences arise from amortization, bad debts, prepaid expenses, and certain accrued liabilities. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities.

The Corporation considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated in compliance with federal and other regulations.

Cash and investments, consisting primarily of repurchase agreements, short-term U.S. Treasury Bills and other qualified securities, of $7,872,575,914 have been segregated in special reserve bank accounts for the benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Corporation to provide the counterparty with collateral in the form of cash or other securities. The Corporation receives collateral in the form of cash or other securities for securities loaned transactions.

A number of correspondent broker-dealers maintain accounts with the Corporation. To allow these broker-dealers to classify their assets held by the Corporation as allowable assets in their computation of net capital, the Corporation has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). The Corporation had $13,019,735 of its cash and investments segregated for its PAIB reserve at September 26, 2003. This amount exceeded the calculated PAIB requirement and no additional deposit was required.

Certain Parent Company directors and associates maintain margin accounts with the Corporation. The Corporation had margin loans, secured primarily by common stock, to Parent Company directors and associates totaling $30,939,085 as of September 26, 2003. These loans are made in the ordinary course of the Corporation's business on terms no more favorable than those available on comparable transactions with other parties.

The Corporation considers the amounts presented for financial instruments on the statements of financial condition to be reasonable estimates of fair value.

2. BUSINESS COMBINATIONS, GOODWILL AND ACQUIRED INTANGIBLE ASSETS

In June 2003, the Corporation completed its purchase of approximately 16,500 Mydiscountbroker.com, Inc. ("MDB") client accounts from SWS Group, Inc. The purchase price was $4,200,000. The entire purchase price has been allocated to acquired intangible assets for the fair value of the MDB client relationships. The intangible asset is being amortized over a 20 year period.

The following table summarizes changes in goodwill and acquired intangible assets for the year ended September 26, 2003:

	Goodwill	Acquired Intangible Assets
Balance as of September 27, 2002	$ 140,837,798	$ 14,936,572
Transferred from affiliates (Note 7)	509,723,170	229,927,950
Acquistion of MDB accounts	-	4,200,000
Balance as of September 26, 2003	$ 650,560,968	$ 249,064,522

Acquired intangible assets consist principally of client relationships with a weighted-average life of approximately 22 years.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations are comprised of the following:

Receivable:	
Securities failed to deliver	$ 3,254,404
Clearing organizations	96,955,680
Total	$ 100,210,084
Payable:	
Securities failed to receive	$ 4,572,968
Clearing organizations	46,212,637
Total	$ 50,785,605

4. NET CAPITAL

The Corporation is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NASD, which requires the maintenance of minimum net capital. The Corporation has elected to use the alternate method permitted by the Rule, which requires that the Corporation maintain minimum net capital of not less than the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 26, 2003 the Corporation had net capital of $261,943,975 and a net capital requirement of $54,629,907. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement. On November 4, 2003, the Corporation transferred $60,000,000 of its excess capital to its Parent Company in the form of a cash dividend.

5. EMPLOYEE BENEFIT PLANS

The Parent Company has a 401(k) and profit-sharing plan, under which the Corporation's annual contribution is determined at the discretion of the Parent Company's Board of Directors.

The Corporation's employees participate in the Parent Company's stock option and incentive plans.

6. COMMITMENTS AND CONTINGENCIES

Lease Commitments – The Parent Company and its subsidiaries lease certain computer and office equipment under various operating leases and rents its facilities through an affiliated company on a month-to-month basis.

Borrowing Arrangements – The Corporation had access to credit facilities with financial institutions of up to $410 million as of September 26, 2003. The financial institutions may make loans under the credit facilities or, in some cases, issue letters of credit under these facilities. The credit facilities may require the Corporation to pledge client securities to secure outstanding obligations under these facilities. The Corporation had access to unsecured credit facilities of $310 million as of September 26, 2003, with no loans outstanding. The Corporation had access to a secured credit facility of $100 million as of September 26, 2003, with $40 million in letters of credit outstanding as of September 26, 2003. The letters of credit, which are for the benefit of a securities clearinghouse, have been issued for the contingent purpose of financing and supporting margin requirements. The Corporation is generally

required to pledge client securities to secure letters of credit. Securities with a fair value of approximately $71,680,000 were pledged against outstanding letters of credit as of September 26, 2003.

Legal – The nature of the Corporation's business subjects it to lawsuits, arbitrations, claims and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Corporation's financial condition. However, in the opinion of management, after consultation with legal counsel, the Corporation has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the financial condition of the Corporation.

In September 1998, a putative class action complaint was filed against the Corporation by Zannini, et al. in the district court of Douglas County, Nebraska, claiming the Corporation was not able to handle the volume of subscribers to its Internet brokerage services. The complaint, as amended, seeks injunctive relief enjoining alleged deceptive, fraudulent and misleading practices, equitable relief compelling the Corporation to increase capacity, and unspecified compensatory damages. In May 2001, the Corporation filed a motion for summary judgment in the matter, which the plaintiffs opposed. The district court granted summary judgment for the Corporation on January 2, 2002, and the plaintiffs appealed. On August 1, 2003, the Nebraska Supreme Court reversed the district court's grant of summary judgment and remanded the case to the district court for further proceedings. The Court did not decide whether the plaintiffs' claims have merit. On October 8, 2003, the Corporation filed with the district court a renewed motion for summary judgment. The Corporation believes it has adequate legal defenses and intends to continue to vigorously defend against this action.

NASD Investigation – In August 2002, NASD directed the Corporation to cease permitting cash account clients to utilize the proceeds from the sale of fully-paid for securities to purchase other securities in advance of the actual receipt of proceeds from the settlement of the sale of the fully-paid for securities (the "specified trades"). NASD is conducting an investigation related to the specified trades. NASD Staff has advised that it has made a preliminary determination to recommend disciplinary action against Ameritrade, Inc. based on allegations that the specified trades violated Regulation T of the Board of Governors of the Federal Reserve System and NASD Conduct Rules. Ameritrade, Inc. has made a submission to NASD setting forth the reasons why NASD should not authorize disciplinary proceedings. If NASD elects to bring disciplinary proceedings, NASD may seek censures, fines, suspensions or other sanctions. The Corporation is also discussing possible settlement with NASD. The Corporation is unable to predict the outcome of this matter.

General Contingencies – In the general course of business, there are various contingencies which are not reflected in the financial statements. These include the Corporation's customer activities involving the execution, settlement and financing of various customer securities transactions. These activities may expose the Corporation to off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations.

The Corporation's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased ("short sales"). Such transactions may expose the Corporation to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Corporation may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The

Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

The Corporation records transactions on a settlement date basis, which is generally three business days after trade date. The risk of loss on unsettled transactions is identical to that of settled transactions and relates to customers and other parties ability to fulfill their contractual obligations.

The Corporation borrows and loans securities both to cover short sales and to complete client transactions in the event that a client fails to deliver or receive securities by the required date. Securities borrowed and securities loaned transactions are reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require the Corporation to deposit cash or other collateral with the lender. With respect to securities loaned, the Corporation receives cash or other collateral in an amount generally in excess of the market value of securities loaned. Failure to maintain levels of cash deposits or pledged securities at all times at least equal to the value of the related securities can subject the Corporation to risk of loss. The Corporation monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

The Corporation's principal sources of liquidity are the Corporation's assets, consisting mainly of U.S. Treasury Bills and repurchase agreements held for the exclusive benefit of customers. These assets are financed primarily by the Corporation's customer credit balances. Changes in securities market volumes and related customer borrowing demands affect the Corporation's financing requirements. In the event existing internal and external financing resources are not sufficient, the Corporation may be required to seek additional financing from its Parent Company or from other sources. The availability of financing from other sources will depend on a variety of factors, such as market conditions, operating profitability, the general availability of credit, credit rating and credit capacity.

As of September 26, 2003, customer margin securities of approximately $3.1 billion and stock borrowings of approximately $2.8 billion were available to the Corporation to utilize as collateral on various borrowings or for other purposes. The Corporation had sold or repledged approximately $3.5 billion of available collateral as of September 26, 2003.

The Corporation provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Corporation is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Corporation's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Corporation to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

7. RELATED PARTY TRANSACTIONS

The Corporation's common stock has been pledged as collateral on the Parent Company's revolving line of credit. From time to time, the Corporation has transferred cash to or received cash from the Parent Company to service Parent Company obligations or to supplement the Corporation's existing cash flow in support of net capital requirements.

8. DEFERRED INCOME TAXES

Deferred income taxes consist of the following:

Deferred tax liabilities	$97,536,630
Deferred tax assets	(4,104,949)
Net deferred tax liability	$93,431,681

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Ameritrade, Inc.
Omaha, Nebraska

In planning and performing our audit of the statement of financial condition of Ameritrade, Inc. (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 26, 2003 (on which we have issued our report dated November 18, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Corporation in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at September 26, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 18, 2003
Omaha, Nebraska